Exhibit (a)(5)(A)

NEWS RELEASE

FOR IMMEDIATE RELEASE

Wix Announces Commencement of Modified Dutch Auction
Tender Offer to Purchase Up to $1,750,000,000 in Aggregate Purchase Price of its Ordinary Shares

NEW YORK, March 5, 2026—Wix.com Ltd. (Nasdaq: WIX) (“Wix” or the “Company”) today announced that it commenced a “modified Dutch Auction” tender offer to purchase up to $1,750,000,000 in aggregate purchase price of its issued and outstanding ordinary shares, par value NIS 0.01 per share (each, a “Share,” and collectively, “Shares”), or such lesser aggregate purchase price of Shares as are properly tendered and not properly withdrawn, at a price not greater than $92.00 nor less than $80.00 per Share to the tendering holder in cash, less any applicable withholding taxes and without interest. The tender offer is made in accordance with the terms and subject to the conditions described in the offer to purchase, the related letter of transmittal and other related materials, as each may be amended or supplemented from time to time.

The closing price of the Shares on the Nasdaq Global Select Market on March 4, 2026, the last full trading day before the commencement of the tender offer, was $83.78 per Share. The tender offer is scheduled to expire at one (1) minute after 11:59 P.M., New York City time, on April 1, 2026, unless the offer is extended or terminated.

The Company believes that the repurchase of Shares pursuant to the tender offer is consistent with its long-term goal of allocating capital to maximize value for its shareholders and other stakeholders. Further, the offer also provides a mechanism for completing the Company’s authorized share repurchase program more rapidly than would be possible through open market repurchases. The Company believes that the modified Dutch auction tender offer provides its shareholders with the opportunity to tender all or a portion of their Shares, and thereby receive a return of some or all of their investment in the Company, if they so elect. The Company believes that the tender offer also provides its shareholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales.

The tender offer is not contingent upon any minimum number of Shares being tendered or any financing condition. However, the tender offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the offer to purchase, the related letter of transmittal and other related materials, which will be mailed to shareholders of record promptly after commencement of the tender offer.

None of the Company, the members of its Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation as to whether any shareholder should participate or refrain from participating in the tender offer or as to the purchase price or purchase prices at which shareholders may choose to tender their Shares in the tender offer.

The information agent for the tender offer is D.F. King & Co., Inc. The depositary for the tender offer is Equiniti Trust Company, LLC. The dealer manager for the tender offer is J.P. Morgan Securities LLC. For all questions relating to the tender offer, please call the information agent, D.F. King & Co., Inc., toll-free at 1-888-280-6942; banks and brokers may call the dealer manager, J.P. Morgan Securities LLC, toll-free at 1 (877) 371-5947.

About Wix.com Ltd.

Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by millions of users worldwide. Founded in 2006 and strengthened by the acquisition in 2025 of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell Shares or any other securities of Wix, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities of Wix.

Wix will be filing today a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer.

Shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that Wix will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 1-888-280-6942.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding our acquisition of Shares in the tender offer, the expected timing of completing the tender offer, our beliefs and expectations, the benefits sought to be achieved by the tender offer and the potential effects of the completed tender offer, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, risks associated with uncertainties as to the timing of the tender offer and how many of our shareholders will tender their Shares, and the possibility that various conditions to the tender offer may not be satisfied or waived.  Other important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include those factors discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 5, 2026. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Source: Wix.com Ltd.

Media Relations Contact: PR@wix.com

Investor Relations Contact: IR@wix.com